Tel 713.758.2222    Fax 713.758.2346

March 23, 2017

VIA EDGAR

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	KLR Energy Acquisition Corp.

Revised Preliminary Proxy Statement on Form PRER14A

Filed March 7, 2017

File No. 1-37712

Ladies and Gentlemen:

Set forth below are the responses of KLR Energy Acquisition Corp. (the “Company”, “KLRE,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 21, 2017, with respect to the Revised Preliminary Proxy Statement on Form PRER14A, File No. 1-37712, filed with the Commission on March 7, 2017 (the “Proxy Statement”). In addition to the responses below, we have filed today a further revised version of the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) to address the Staff’s comments and update certain additional information.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Revised Proxy Statement unless otherwise specified.

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March 23, 2017 Page 2

Questions and Answers about the Proposals for Stockholders, page 9

What equity stake will current stockholders of the Company, new PIPE investors, our Sponsor and Tema hold in the post-combination company, page 12

1.	We note your response to comment 3. Please revise the disclosure on page 12 or include a new separate question and answer to provide additional detail explaining when the Series A Preferred Stock and Class B common stock may be converted into Class A common stock.

RESPONSE: We have revised the disclosure to add the requested information beginning on page 12.

Risk Factors, page 46

Risks Related to the Company and the Business Combination, page 70

2.	We note that, in response to comment 7, you quantify on page 76 the total out-of-pocket expense incurred by your directors and officers and by KLR Group LLC, an affiliate of your Sponsor. We further note that this is your initial reference to KLR Group LLC. Please disclose how KLR Group LLC is affiliated with your Sponsor.

RESPONSE: We have revised the disclosure to add the requested information beginning on page 76.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 87

Pro Forma Adjustments, page 88

3.	We note the revised disclosure provided in response to comment 8. Expand this disclosure further to address the potential accounting impact from the recognition of a liability under the tax receivable agreement.

RESPONSE: We have revised the disclosure to add the requested information on page 89.

March 23, 2017 Page 3

Note 2 – Pro Forma Adjustments and Assumptions, page 94

Pro Forma Adjustments to the Statement of Operations, page 94

4.	Consistent with your response to comment 11, revise to provide disclosure explaining why your pro forma statement of operations does not include adjustments for income taxes.

RESPONSE: We have revised the disclosure to add the requested information on page 94.

Proposal No. 1 — Approval of the Business Combination, page 104

Background of the Business Combination, page 119

5.	We note your response to comment 19; however, we were unable to locate the revised disclosures. Please expand your discussion of the parties’ negotiations underlying the determination of the ratios resulting in the post-closing equity ownership of the company.

RESPONSE: We respectfully advise the Staff that disclosure was added on page 122 of the Proxy Statement to respond to prior comment 19. We have further revised this disclosure in the Revised Proxy Statement. Please see page 122 of the Revised Proxy Statement.

The Company’s Board of Directors’ Reasons for the Approval of the Business Combination, page 123

6.	We note your response to comment 22, and we reissue the comment in part. Please clarify whether there were material negative factors considered other than the commodity price downturn in 2014 and 2015. Also, as requested in our prior comment, please discuss the consideration that the board gave to the net losses over recent fiscal periods that are associated with the business to be contributed, and the reasons that the board believed that the merger was nonetheless advisable. If the board did not discuss the net losses, please clarify.

RESPONSE: We have revised the disclosure to add the requested information beginning on page 124.

March 23, 2017 Page 4

Information About Rosehill Operating, page 211

Oil and Natural Gas Data, page 218

Proved Undeveloped Reserves, page 221

7.	You state that proved undeveloped reserves (“PUDs”) are converted as the applicable wells are drilled, completed, and begin production. However, it does not appear that you provide disclosure consistent with Item 1203(c) of Regulation S-K regarding progress made to convert PUDs or the capital expenditures incurred during the years ended December 31, 2016 and 2015. Revise your disclosure accordingly.

RESPONSE: We have revised the disclosure to add this requested information beginning on page 222.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rosehill Operating, page 240

Results of Operations, page 248

8.	We note your response to comment 32. Further revise your disclosure to provide additional detail quantifying the effect of each factor identified as causing material changes. For example, your analysis currently states that oil sales for 2016 increased primarily due to an increase in oil production, but does not appear to quantify the impact of this change.

RESPONSE: We have revised the disclosure to add the requested information beginning on page 250.

March 23, 2017 Page 5

Critical Accounting Policies and Estimates, page 258

Impairment of Oil and Natural Gas Properties, page 259

9.	We note the revised disclosure provided in response to comment 34. Please revise to provide further clarification regarding the process through which your oil and natural gas properties are tested for impairment. Specifically, address the basis for assumptions used to calculate future cash flows of Rosehill Operating’s oil and natural gas properties such as those related to commodity prices and analyze the uncertainties associated with these assumptions. As part of your revised disclosure, provide a sensitivity analysis of key assumptions based on outcomes that are deemed reasonably likely to occur.

RESPONSE: We have revised the disclosure to add the requested information beginning on page 261.

10.	You state that Rosehill Operating does not expect to incur impairment for the next several years or until the fields start becoming depleted as long as oil prices remain above $30 per barrel. Expand on this statement to provide additional context regarding the nature of Rosehill Operating’s oil and natural gas reserves and the process through which assumptions are made when testing for impairment, including those regarding commodity prices and operating and capital expenditures.

RESPONSE: We have revised the disclosure to add the requested information beginning on page 261.

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March 23, 2017 Page 6

Please contact the undersigned at (713) 758-2477 or W. Matthew Strock of the same firm at (713) 758-3452 should you require further information.

Very truly yours,

/s/ Sarah K. Morgan
Sarah K. Morgan

cc:	Securities and Exchange Commission

Jeannette Wong

Ethan Horowitz

Parhaum J. Hamidi

cc:	KLR Energy Acquisition Corp.

Gary C. Hanna

Edward Kovalik

T.J. Thom

Gregory R. Dow